FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2007

Commission File Number: 001-14404

Telefónica del Perú S.A.A.

(Translation of registrant’s name into English)

Avenida Arequipa 1155

Santa Beatriz, Lima, Perú

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica del Perú

Item
1.	Translation of a letter to CONASEV, dated January 26, 2007, regarding the approval to compensate part of the loss that was generated in the results accumulated due to the accounting registration of the merger project between Telefónica del Perú S.A.A. and Telefónica Perú Holding S.A.C. with charge to the capital stock.

Item 1

Lima, January 26, 2007

PUBLIC REGISTRY OF THE NATIONAL STOCK MARKET

NATIONAL SUPERVISORY COMMISSION

ON COMPANIES AND SECURITIES – CONASEV

Dear Sirs:

In compliance with Article 28 of the Stock Market Law, approved by Supreme Decree N° 093-2002-EF, and CONASEV Resolution N° 107-2002-EF/94.10, informs you that the Board of Directors of Telefónica del Perú S.A.A., in execution of the faculties that were delegated by the General Shareholders’ Meeting on November 16, 2006, approved to compensate part of the loss that was generated in the results accumulated due to the accounting registration of the merger project between Telefónica del Perú S.A.A. and Telefónica Perú Holding S.A.C. with charge to the capital stock.

As a consequence, the Board of Directors modified the first paragraph of Article 5 of the social statute in the following terms:

“The company’s capital is S/. 2,591,450,957.92 (Two thousand five hundred ninety-one million four hundred fifty thousand nine hundred fifty-seven and 92/100 Nuevos Soles), represented by 1,704,901,946 nominative shares of S/. 1.52 each, integrally subscribed and full and divided into two classes of the following form:

a) 1,704,645,339 shares of Class B

b) 256,607 shares of Class C

(...)”

Sincerely,

Julia María Morales Valentín

Stock Exchange Representative

Telefónica del Perú S.A.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica del Perú

Date: February 2, 2007	By:	/s/ Julia María Morales Valentín
	Name:	Julia María Morales Valentín
	Title:	General Counsel of Telefónica del Perú S.A.A.